Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, CA 92660
STEPPED-UP DEATH BENEFIT RIDER
Pacific Life & Annuity Company, a stock company, has issued this Rider as a part of the annuity Contract to which it is attached.
All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.
You have elected the Stepped-up Benefit Rider (“SDBR”). The annual charge for expenses related to the SDBR is shown in the Contract Specifications. This charge will be assessed daily against assets held in your Variable Investment Options(s) and is guaranteed not to increase.
This SDBR may be elected only at the Contract Date and will remain in effect until the earlier of (a) a full withdrawal of the amount available for withdrawal under the Contract, (b) when death benefit proceeds become payable under the Contract, (c) any termination of the Contract in accordance with the provisions of the Contract, or (d) the Annuity Date. This SDBR may only be elected if the Age of each Annuitant is 75 years or younger on the Contract Date.
A provision entitled Guaranteed Minimum Death Benefit (“GMDB”) Amount is added after the Death Benefit Amount provision of the DEATH BENEFIT section of your Contract as follows:
Guaranteed Minimum Death Benefit (“GMDB”) Amount – The GMDB Amount will be calculated only when death benefit proceeds become payable only if an Owner or the sole surviving Annuitant dies before the Annuity Date and while the Contract is in force, and is determined as follows:
First, we calculate what the Death Benefit Amount would have been as of your first Contract Anniversary and each subsequent Contract Anniversary that occurs before death benefit proceeds become payable and before the Annuitant reaches his or her 81st birthday (each of these Contract Anniversaries is a “Milestone Date”). We then adjust the Death Benefit Amount for each Milestone Date by: (i) adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and (ii) subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated as A x (B / C), where:
A = The Death Benefit Amount immediately prior to the withdrawal;
B = The amount of the withdrawal, including withdrawal charges, if any, that has occurred since that Milestone Date;
C = The Contract Value immediately prior to the withdrawal.
The highest of these adjusted Death Benefit Amounts as of the Notice Date is your GMDB Amount. The “Notice Date” is the day on which we receive, in a form satisfactory to us, proof of death and instructions regarding payment of death benefit proceeds.
The Death of Annuitant provision under the DEATH BENEFIT section of your Contract is replaced in its entirety as follows:
Death of Annuitant – If the sole surviving Annuitant dies before the Owner and before the first Milestone Date and before the Annuity Date, the death benefit will be equal to your Death Benefit Amount as of the Notice Date.

If the Annuitant dies before the Owner and after the first Milestone Date and before the Annuity Date, the death benefit will be equal to the greater of the Death Benefit Amount and the GMDB Amount as of the Notice Date. Unless there is a surviving Joint Annuitant or Contingent Annuitant, we will pay the death benefit proceeds to the first person among the following who is (1) living; or (2) an entity entitled to receive the death benefit proceeds, following the death of the sole surviving Annuitant:
(a)	the Owner;

(b)	the Joint Owner;

(c)	the Beneficiary; or

(d)	the Contingent Beneficiary.
If none are living (or if there is no entity entitled to receive the death benefit proceeds), we will pay the death benefit proceeds to the Owner’s estate.
If an Annuitant dies and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant and there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. Death benefit proceeds are payable only as the result of the death of an Owner or the sole surviving Annuitant prior to the Annuity Date.
If the sole surviving Annuitant dies, we will determine the amount of any death benefit and the Beneficiary under the Death of Annuitant provisions. If the Contract is a Non-Qualified Contract, we will distribute any death benefit proceeds under the Death of Owner Distribution Rules.
The Death of Owner provision under the DEATH BENEFIT section of your Contract is replaced in its entirety as follows:
Death of Owner – If the Owner dies before the sole surviving Annuitant and before the first Milestone Date and before the Annuity Date, the death benefit proceeds will be equal to the Death Benefit Amount as of the Notice Date.
If the Owner dies before the sole surviving Annuitant and after the first Milestone Date and before the Annuity Date, the death benefit will be equal to the greater of the Death Benefit Amount and the GMDB Amount as of the Notice Date. We will pay the death benefit proceeds to the first among the following who is (1) living; or (2) an entity entitled to receive the death benefit proceeds:
(a)	the Joint Owner;

(b)	the Beneficiary; or

(c)	the Contingent Beneficiary.
If none are living (or if there is no entity entitled to receive the death benefit proceeds), we will pay the death benefit proceeds to the Owner’s estate.
If the Owner is a Non-Natural Owner of a Contract other than a Contract issued under a Qualified Plan as defined in Section 401 or 403 of the Code, the Primary Annuitant will be treated as the Owner of the Contract for purposes of the Death of Owner Distribution Rules.
Rider Effective Date – This Rider is effective on the Contract Date.
All other terms and conditions of your Contract remain unchanged.
PACIFIC LIFE & ANNUITY COMPANY

Chairman and Chief Executive Officer	Secretary

2